March 23, 2011

Kinross Gold Corporation
25 York Street, 17th Floor
Toronto, ON   M5J 2V5

Attention:         Mr. Tye Burt, President & Chief Executive Officer

We understand that you intend to sell 7,142,857 common shares (the “Common Shares”) of Harry Winston Diamond Corporation (the "Issuer").  RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., GMP Securities L.P., and Morgan Stanley Canada Limited (collectively, the “Dealers”, and each, a “Dealer”), hereby severally, as to percentages listed below in clause (ii), offer to purchase the Common Shares.  Our offer is subject to the following terms and conditions and those set out in Schedule A:

(i)	this offer is open for acceptance by you until 4:20 p.m. (Toronto time) on March 23, 2011, unless we extend the time for acceptance in writing or we withdraw the offer;

(ii)	the respective percentages of the Dealers on a several (not joint) liability basis will be:

RBC Dominion Securities Inc.	25.0%
BMO Nesbitt Burns Inc.	25.0%
GMP Securities L.P.	25.0%
Morgan Stanley Canada Limited	25.0%
100.0%

(iii)	you represent and warrant that as of the date hereof (unless specifically indicated as otherwise) :

(a)
the agreement formed by your acceptance of this offer has been duly authorized, executed and delivered by you and constitutes your legal, valid and binding obligation enforceable against you in accordance with its terms;

(b)
the sale of the Common Shares is not a “distribution” within the meaning of the Securities Act (Ontario), no prospectus is required to be filed to qualify the Common Shares for public distribution in Canada and the Common Shares are and will be free from any resale restrictions in Canada;

(c)
the Common Shares are either (i) not "restricted securities" within the meaning of Rule 144 (“Rule 144”) under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or (ii) permitted to be sold by you pursuant to paragraph (b)(1)(i) of Rule 144; and the Common Shares are not represented by certificates bearing U.S. restrictive legends; and you are not, and you have not been at any time during the 90 days immediately prior to the date hereof, an “affiliate” of the Issuer within the meaning of Rule 144;

(d)
your execution and delivery of this agreement and your performance of your obligations hereunder do not and will not result in a breach by you of any agreement to which you are a party or any law to which you are subject;

(e)
you are the beneficial owner of the Common Shares, and the Common Shares are not and at the time of settlement will not be subject to any security interest or other encumbrance or rights of any third parties;

(f)
you are not aware of any material fact or material change regarding the Issuer which as of the date hereof has not been disclosed by the Issuer to the public, other than as is set forth in the press release to be disseminated immediately following the execution of this agreement, a form of which is attached hereto as Schedule B, or of any intention on the part of the Issuer to change any public guidance by it regarding its future financial results;

(g)
it is not necessary in connection with the offer, sale and delivery of the Common Shares in the manner contemplated by this letter agreement to register the Common Shares under the U.S. Securities Act; and

(h)
neither you nor your affiliates have taken, or will take, directly or indirectly, any action designed to or that could reasonably be expected to cause or result in any stabilization or manipulation of the price of the Common Shares.

It is a condition of our obligation to complete the purchase of the Common Shares that the foregoing representations and warranties are true at the time of settlement and they shall also survive settlement for one year.

Settlement

To settle this trade, you will deliver a certificate or certificates, including a duly endorsed power of attorney in blank for the transfer of such Common Shares or deliver the Common Shares electronically through CDS to a RBC Dominion Securities Inc. account against payment of the purchase price.

Yours sincerely,

RBC Dominion Securities Inc.

By:	/s/ Max Weis
Mr. Max Weis
Director

BMO Nesbitt Burns Inc.

By:	/s/ Egizio Bianchini
Egizio Bianchini
Vice Chair

GMP Securities L.P.

By:	/s/ Douglas Bell
Douglas Bell
Co-Head and Managing Director, Investment Banking

Morgan Stanley Canada Limited

By:	/s/ C. Gratias
Mr. Chris Gratias
Managing Director

We agree with the foregoing and accept your offer this 23rd day of March, 2011.

KINROSS GOLD CORPORATION

By:	/s/ Tye Burt
Mr. Tye Burt
President & Chief Executive Officer

Schedule A – Termsheet

Harry Winston Diamond Corporation

(HW: TSX, HWD: NYSE)

Amount:	7,142,857 common shares of Harry Winston Diamond Corporation
Form of Sale:	Purchase of common shares
Vendor:	Kinross Gold Corporation
Purchasers:	RBC Dominion Securities Inc., BMO Nesbitt Burns Inc., GMP Securities L.P., and Morgan Stanley Canada Limited
Net Price to Vendor:	C$13.75 per common share
Net Proceeds to Vendor:	C$99,999,998
Commission:	C$0.25
Re-offer Price to Investors:	C$14.00
Trade Date:	March 23, 2011
Settlement Date:	March 28, 2011 (T+ 3)

Schedule B – Press Release

NEWS RELEASE

Kinross sells Harry Winston shares

Toronto, Ontario, March 24, 2011 – Kinross Gold Corporation (TSX: K, NYSE: KGC) announced today that it has sold its approximate 8.5% equity interest in Harry Winston Diamond Corporation ("Harry Winston"), consisting of approximately 7.1 million Harry Winston common shares, on a block trade basis, at a gross price of CDN$14.00 per share.

On August 25, 2010, Kinross announced that it had completed the sale of its former 22.5% interest in the partnership holding Harry Winston’s 40% interest in the Diavik Diamond Mines joint venture to Harry Winston for US$50 million cash, 7.1 million Harry Winston common shares, and a note payable in the amount of US$70 million maturing 12 months from the date of the sale.

About Kinross Gold Corporation

Kinross is a Canadian-based gold mining company with mines and projects in Canada, the United States, Brazil, Chile, Ecuador, Russia, Ghana, and Mauritania, and employs approximately 7,000 people worldwide.

Kinross’ strategic focus is to maximize net asset value and cash flow per share through a four-point plan built on: delivering mine and financial performance; attracting and retaining the best people in the industry; achieving operating excellence through the “Kinross Way”; and delivering future value through profitable growth opportunities.

Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Steve Mitchell
Vice-President, Corporate Communications
phone: 416-365-2726
steve.mitchell@kinross.com

Investor Relations Contact

Erwyn Naidoo
Vice-President, Investor Relations
phone: 416-365-2744
erwyn.naidoo@kinross.com